UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Enservco Corporation
(Name of Issuer)

Common Stock, $.005 par value
(Title of Class of Securities)

29358Y102
(CUSIP Number)

Richard Murphy c/o Cross River Capital Management LLC 31 Bailey Avenue, Unit D Ridgefield, Connecticut 06877 Telephone Number: 203-438-0023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,766,117

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,766,117

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,766,117

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,766,117

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,766,117

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,766,117

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,766,117

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,766,117

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,766,117

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Murphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

73,900

8.	SHARED VOTING POWER

8,766,117

9.	SOLE DISPOSITIVE POWER

73,900

10.	SHARED DISPOSITIVE POWER

8,766,117

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,840,017

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	29358Y102

Item 1.	Security and Issuer.

The name of the issuer is Enservco Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 501 South Cherry Street, Suite 320, Denver, Colorado 80246.  This Schedule 13D relates to the Issuer's Common Stock, $.005 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Cross River Capital Management LLC, a Delaware limited liability company ("Cross River Capital"), Cross River Management LLC, a Delaware limited liability company ("Cross River Management"), Cross River Partners LP, a Delaware limited partnership ("Cross River Partners"), and Richard Murphy, a United States citizen ("Mr. Murphy", and collectively with Cross River Capital, Cross River Management and Cross River Partners, the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is 31 Bailey Avenue, Unit D, Ridgefield, Connecticut 06877.

(c)
Cross River Capital serves as the general partner of Cross River Partners, a private investment vehicle.  Cross River Management serves as the investment manager of Cross River Partners.  Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 3,583,000 Shares beneficially owned by Cross River Capital came from the working capital of Cross River Partners.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Capital is approximately $6,760,418.90.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 3,583,000 Shares beneficially owned by Cross River Management came from the working capital of Cross River Partners.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Management is approximately $6,760,418.90.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 3,583,000 Shares directly owned by Cross River Partners came from the working capital of Cross River Partners.  The net investment costs (including commissions, if any) of the Shares directly owned by Cross River Partners is approximately $6,760,418.90.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 73,900 Shares directly owned by Mr. Murphy came from Mr. Murphy's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Murphy is approximately $99,765.  No borrowed funds were used to purchase the Shares.  The funds for the purchase of the 3,583,000 Shares indirectly beneficially owned by Mr. Murphy came from the working capital of Cross River Partners.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Murphy is approximately $6,760,418.90.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

On November 19, 2015, the Reporting Persons agreed to purchase 3,583,000 Shares pursuant to the terms of a privately-negotiated agreement between the Reporting Persons and other shareholders of the Issuer.  As a result of the transaction, the Reporting Persons are currently the largest shareholders of the Issuer.

The Reporting Persons believe that the Shares are significantly undervalued.  As of the date of this filing, the Issuer's shares are down approximately 68% in 2015, while the Market Vectors Oil Services ETF (OIH) is down approximately 13% over the same period of time.  The Reporting Persons believe that the decline in the stock price of the Shares is related to (i) the depressed energy sector, (ii) underperformance of microcap stocks versus large cap stocks, and (iii) significant insider selling from the former Chairman and CEO of the Issuer.

The Reporting Persons believe that the Issuer's management has done an admirable job in navigating the weak oil environment.  During the trailing 12-month period (ending 3rd quarter 2015), revenues have declined approximately 9.4%, while EBITDA (proxy for cash flow) has increased 11%.

In the future, the Reporting Persons plan to provide their input and provide the board of directors and management of the Issuer with advice on (i) merger and acquisition opportunities, (ii) additions to the Issuer's board of directors, (iii) the hiring of senior management, (iv) executive compensation, and (v) other proposals to maximize shareholder value on a per Share basis.

While the Reporting Persons were pleased at the opportunity to purchase the Shares at what they believe was a distressed price, the Reporting Persons look forward to future quarters as the Issuer continues to execute on its growth plan.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Cross River Capital may be deemed to be the beneficial owner of 8,766,117 Shares, constituting 23.0% of the Shares, based upon 38,115,462 Shares outstanding as of the date hereof.  Cross River Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,766,117 Shares.  Cross River Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,766,117 Shares.

As of the date hereof, Cross River Management may be deemed to be the beneficial owner of 8,766,117 Shares, constituting 23.0% of the Shares, based upon 38,115,462 Shares outstanding as of the date hereof.  Cross River Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,766,117 Shares.  Cross River Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,766,117 Shares.

As of the date hereof, Cross River Partners may be deemed to be the beneficial owner of 8,766,117 Shares, constituting 23.0% of the Shares, based upon 38,115,462 Shares outstanding as of the date hereof.  Cross River Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,766,117 Shares.  Cross River Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,766,117 Shares.

As of the date hereof, Mr. Murphy may be deemed to be the beneficial owner of 8,840,017 Shares, constituting 23.2% of the Shares, based upon 38,115,462 Shares outstanding as of the date hereof.  Mr. Murphy has the sole power to vote or direct the vote of 73,900 Shares and the shared power to vote or direct the vote of 8,766,117 Shares.  Mr. Murphy has the sole power to dispose or direct the disposition of 73,900 Shares and the shared power to dispose or direct the disposition of 8,766,117 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2015
(Date)

Cross River Capital Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Partners, LP

By: Cross River Capital Management LLC By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member
Richard Murphy*

/s/ Richard Murphy

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 24, 2015, relating to the Common Stock, $.005 par value, of Enservco Corporation shall be filed on behalf of the undersigned.

November 24, 2015
(Date)

Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Partners LP

By: Cross River Capital Management LLC By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member
Richard Murphy

/s/ Richard Murphy

Exhibit B

Schedule of Transactions in the Shares by the Reporting Persons

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
11/19/15	Common Stock, $.005 par value	*3,583,000	N/A	$0.49

*  The Shares were purchased in a privately-negotiated transaction.

SK 25818 0001 6908365